FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October, 2003

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _____________

COMPAGNIE GENERALE DE GEOPHYSIQUE

Sercel acquires Sodera

Paris, October the 16th 2003

CGG (ISIN : FR0000120164 — NYSE : GGY) announces today that Sercel has acquired in a private transaction all the shares in Sodera S.A., a company based in Toulon, France. Sercel has acquired simultaneously most assets of Seismic Systems Inc, SODERA’s sister company located in Houston, Texas.

SODERA is a leading provider of airgun sources used mainly in seismic data acquisition. In 2002, SODERA and Seismic Inc reported around 4 MUSD of revenues.

Sercel, a wholly owned CGG subsidiary, is the industry leader in seismic acquisition equipment.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contact:	Christophe PETTENATI-AUZIERE Christophe BARNINI	(33) 1 64 47 36 75 (33) 1 64 47 38 10

Email : invrel@cgg.com
Internet : www.cgg.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex GENERAL COMPANY OF GEOPHYSICS

Date: October 28th 2003	By Senior Executive Vice President, Strategy, Control & corporate planning /Christophe PETTENATI AUZIERE/